Exhibit 99.1

ASUR Announces Total Passenger Traffic for February 2023

Passenger traffic increased year-on-year by 25.6% in Mexico, 21.7% in Colombia and 20.5% in Puerto Rico

MEXICO CITY, March 7, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for February 2023 reached a total of 5.5 million passengers, 23.9% above the levels reported in February 2022.

Passenger traffic increased year-on-year by 25.6% in Mexico, 21.7% in Colombia and 20.5% in Puerto Rico. The growth of passenger traffic in Mexico, Colombia and Puerto Rico was mainly driven by increases in domestic traffic of 29.3%, 16.8% and 18.1%, respectively and in international traffic of 22.9%, 51.3% and 50.3%, respectively.

This announcement reflects comparisons between the periods February 1 through February 28, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	February		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	2,711,721	3,404,744	25.6	5,538,090	7,179,451	29.6
Domestic Traffic	1,110,169	1,435,653	29.3	2,338,701	3,094,550	32.3
International Traffic	1,601,552	1,969,091	22.9	3,199,389	4,084,901	27.7
San Juan, Puerto Rico	725,786	874,406	20.5	1,472,483	1,903,333	29.3
Domestic Traffic	672,555	794,414	18.1	1,358,613	1,732,640	27.5
International Traffic	53,231	79,992	50.3	113,870	170,693	49.9
Colombia	1,013,487	1,233,907	21.7	2,283,766	2,714,897	18.9
Domestic Traffic	869,261	1,015,714	16.8	1,947,094	2,206,513	13.3
International Traffic	144,226	218,193	51.3	336,672	508,384	51.0
Total Traffic	4,450,994	5,513,057	23.9	9,294,339	11,797,681	26.9
Domestic Traffic	2,651,985	3,245,781	22.4	5,644,408	7,033,703	24.6
International Traffic	1,799,009	2,267,276	26.0	3,649,931	4,763,978	30.5

Mexico Passenger Traffic
		February		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,110,169	1,435,653	29.3	2,338,701	3,094,550	32.3
CUN	Cancun	604,798	763,729	26.3	1,296,662	1,678,622	29.5
CZM	Cozumel	13,381	9,512	(28.9)	27,778	20,428	(26.5)
HUX	Huatulco	59,945	63,268	5.5	125,202	141,281	12.8
MID	Merida	163,266	250,908	53.7	336,394	525,251	56.1
MTT	Minatitlan	5,789	7,736	33.6	11,881	16,576	39.5
OAX	Oaxaca	73,152	103,072	40.9	150,197	218,388	45.4
TAP	Tapachula	32,876	38,845	18.2	70,448	78,781	11.8
VER	Veracruz	79,729	103,025	29.2	165,586	215,500	30.1
VSA	Villahermosa	77,233	95,558	23.7	154,553	199,723	29.2
International Traffic		1,601,552	1,969,091	22.9	3,199,389	4,084,901	27.7
CUN	Cancun	1,508,779	1,846,489	22.4	3,008,840	3,829,440	27.3
CZM	Cozumel	38,833	46,596	20.0	75,552	96,574	27.8
HUX	Huatulco	13,355	18,439	38.1	25,014	37,437	49.7
MID	Merida	18,103	30,083	66.2	37,428	59,945	60.2
MTT	Minatitlan	936	502	(46.4)	2,088	1,329	(36.4)
OAX	Oaxaca	12,859	16,812	30.7	30,065	37,215	23.8
TAP	Tapachula	736	1,755	138.5	2,128	3,498	64.4
VER	Veracruz	5,983	6,535	9.2	14,321	15,254	6.5
VSA	Villahermosa	1,968	1,880	(4.5)	3,953	4,209	6.5
Traffic Total Mexico		2,711,721	3,404,744	25.6	5,538,090	7,179,451	29.6
CUN	Cancun	2,113,577	2,610,218	23.5	4,305,502	5,508,062	27.9
CZM	Cozumel	52,214	56,108	7.5	103,330	117,002	13.2
HUX	Huatulco	73,300	81,707	11.5	150,216	178,718	19.0
MID	Merida	181,369	280,991	54.9	373,822	585,196	56.5
MTT	Minatitlan	6,725	8,238	22.5	13,969	17,905	28.2
OAX	Oaxaca	86,011	119,884	39.4	180,262	255,603	41.8
TAP	Tapachula	33,612	40,600	20.8	72,576	82,279	13.4
VER	Veracruz	85,712	109,560	27.8	179,907	230,754	28.3
VSA	Villahermosa	79,201	97,438	23.0	158,506	203,932	28.7

US Passenger Traffic, San Juan Airport (LMM)
	February		% Chg	Year to date		% Chg
	2022	2023		2022	2023
SJU Total	725,786	874,406	20.5	1,472,483	1,903,333	29.3
Domestic Traffic	672,555	794,414	18.1	1,358,613	1,732,640	27.5
International Traffic	53,231	79,992	50.3	113,870	170,693	49.9

Colombia Passenger Traffic Airplan
		February		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		869,261	1,015,714	16.8	1,947,094	2,206,513	13.3
MDE	Rionegro	623,368	781,793	25.4	1,405,030	1,683,609	19.8
EOH	Medellin	88,584	79,673	(10.1)	189,959	176,760	(6.9)
MTR	Monteria	108,977	112,591	3.3	245,748	253,776	3.3
APO	Carepa	18,688	15,337	(17.9)	40,540	31,385	(22.6)
UIB	Quibdo	25,289	24,683	(2.4)	56,197	56,496	0.5
CZU	Corozal	4,355	1,637	(62.4)	9,620	4,487	(53.4)
International Traffic		144,226	218,193	51.3	336,672	508,384	51.0
MDE	Rionegro	144,226	218,193	51.3	336,672	508,384	51.0
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,013,487	1,233,907	21.7	2,283,766	2,714,897	18.9
MDE	Rionegro	767,594	999,986	30.3	1,741,702	2,191,993	25.9
EOH	Medellin	88,584	79,673	(10.1)	189,959	176,760	(6.9)
MTR	Monteria	108,977	112,591	3.3	245,748	253,776	3.3
APO	Carepa	18,688	15,337	(17.9)	40,540	31,385	(22.6)
UIB	Quibdo	25,289	24,683	(2.4)	56,197	56,496	0.5
CZU	Corozal	4,355	1,637	(62.4)	9,620	4,487	(53.4)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com